November 22, 2011

VIA EDGAR CORRESPONDENCE ONLY

Jeffrey Jaramillo

Accounting Branch Chief

Division of Corporation Finance

U.S. Securities and Exchange Commission

Mail Stop 3030

Washington, D.C. 20549

Re:

Hitor Group, Inc.

Item 4.02 Form 8-K dated October 20, 2011

Filed October 21, 2011

File No. 333-103986

Dear Mr. Jaramillo:

This letter is in response to your comment letter (the “Comment Letter”) dated October 24, 2011, with regard to the Current Report on Form 8-K filing of Hitor Group, Inc., a Nevada corporation (“Hitor” or the "Company") originally filed on October 21, 2011.

The Company’s responses are keyed to the items in your comment letter.

1.

The 8K has been amended to provide a statement regarding discussions with the independent accountant.

Finally, the Management of Hitor acknowledges that:

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the Company is responsible for the adequacy and accuracy of the disclosures in the filing;

-

Securities and Exchange Commission (“SEC” or “Commission”) staff comments or changes to disclosure in response to SEC staff comments do not foreclose the Commission from taking any action with respect to the filing; and

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the Company may not assert SEC staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact me at this office with any further comments or questions.  I would appreciate if you would send any further responses directly to me electronically or via facsimile, so Hitor can respond with a prompt response.

Thank you in advance for your courtesies.

HITOR GROUP, INC.

Ken Martin

President, CEO and  Director